Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the inclusion in this Registration Statement of Jayud Global Logistics Limited on the Amendment No. 1 to Form F-1 of our report dated September 21, 2022 with respect to our audits of the consolidated financial statements of Jayud Global Logistics Limited as of December 31, 2021 and 2020 and for the years then ended. We also consent to the reference to our firm under the heading “Experts” in the Prospectus.

We were dismissed as auditors on December 8, 2022 and, accordingly, we have not performed any audit or review procedures with respect to any financial statements included in this Registration Statement for the periods after the date of our dismissal.

/s/ Friedman LLP

New York, New York

March 16, 2023